BP 2/26

10027305

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hour per response	12.00

[ANNU]AL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

SEC FILE NUMBER
8- 66569

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy (City) — Massachusetts (State) — 02169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. McDonough — 617-328-6200 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella and Kerr, PC
(Name - *if individual, state last, first, middle name*)

388 Hillside Avenue (Address) — Needham (City) — MA (State) — 02494-1221 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

BD 3/1

OATH OR AFFIRMATION

I, John P. McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Capital Partners, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

2/4/10

Title

Notary Public

CAROLYN R. CALDARONE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 27, 2015

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN CAPITAL PARTNERS, LLC
TABLE OF CONTENTS
For the Years Ended December 31, 2009 and 2008

MERIDIAN CAPITAL PARTNERS, LLC

INDEPENDENT AUDITOR'S REPORT

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT

To the Members of:
Meridian Capital Partners, LLC
Quincy, Massachusetts

We have audited the accompanying statements of assets, liabilities and members' equity of Meridian Capital Partners, LLC as of December 31, 2009 and 2008 and the related statements of revenues and expenses, changes in members' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Capital Partners, LLC as of December 31, 2009 and 2008 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobs, Velella & Kerr, P.C.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 3, 2010

MERIDIAN CAPITAL PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENTS OF ASSETS, LIABILITIES AND MEMBERS' EQUITY
December 31, 2009 and 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash	$ 41,262	$ 163,823
Deposits and prepaid expenses	-	1,612
Due from related party	92,717	-
TOTAL CURRENT ASSETS	133,979	165,435
PROPERTY AND EQUIPMENT		
Computer equipment and software	12,754	18,642
Equipment	817	2,917
Furniture and fixtures	-	8,034
Leasehold improvements	-	17,084
	13,571	46,677
Less: accumulated depreciation	(12,438)	(31,737)
	1,133	14,940
TOTAL ASSETS	$ 135,112	$ 180,375
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accrued liabilities	$ 20,000	$ 12,500
Due to related party	-	13,444
TOTAL CURRENT LIABILITIES	20,000	25,944
MEMBERS' EQUITY	115,112	154,431
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 135,112	$ 180,375

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENTS OF REVENUE AND EXPENSES
For the Years Ended December 31, 2009 and 2008

	2009	2008
REVENUE		
Wholesale commissions and due diligence fees	$ -	$ 2,890,803
EXPENSES		
Charitable contributions	5	50
Commissions and due diligence fees	721	2,633,747
Computer expense	1,253	16,784
Depreciation expense	-	11,060
Dues and subscriptions	105	5,136
Employee benefits	3,082	73,472
Filing fees expense	300	36,915
Insurance expense	2,384	5,055
Legal, accounting and professional fees	18,154	30,802
Meals and entertainment	88	19,846
Office supplies and expense	6,533	23,260
Postage and shipping	151	5,774
Rent	2,088	63,454
Repairs and maintenance	7	499
Salaries and wages	12,021	458,288
Taxes - payroll and other	1,877	30,102
Telephone expense	1,374	25,710
Training and education	1	14,081
Travel expense	49	91,739
TOTAL EXPENSES	50,193	3,545,774
LOSS FROM OPERATIONS	(50,193)	(654,971)
OTHER INCOME (EXPENSE)		
Refund of overpaid filing fees	18,000	-
Refund of overpaid meeting and conference fees	-	3,139
Interest income - related party	326	-
Loss from sales of property and equipment	(7,452)	-
Interest expense - related party	-	(1,406)
TOTAL OTHER INCOME	10,874	1,733
NET LOSS	$ (39,319)	$ (653,238)

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2009 and 2008

MEMBERS' EQUITY AS OF DECEMBER 31, 2007	$	507,669
Capital contributions		300,000
Net loss for the year ended December 31, 2008		(653,238)
Capital withdrawals		-
MEMBERS' EQUITY AS OF DECEMBER 31, 2008		154,431
Capital contributions		-
Net loss for the year ended December 31, 2009		(39,319)
Capital withdrawals		-
MEMBERS' EQUITY AS OF DECEMBER 31, 2009	$	115,112

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (39,319)	$ (653,238)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Expenses allocated from related party	29,765	948,975
Loss on sales of property and equipment	7,452	-
Depreciation expense	-	11,060
Intercompany interest expense	-	1,406
Intercompany interest income	(326)	-
(Increase) decrease in:		
Commissions and accounts receivable	-	261,693
Deposits and prepaid expenses	1,612	6,005
Increase (decrease) in:		
Accrued liabilities	7,500	(228,403)
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,684	347,498
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sales of property and equipment	6,355	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	6,355	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances to related party	(135,600)	(965,412)
Capital contributions	-	300,000
NET CASH USED IN FINANCING ACTIVITIES	(135,600)	(665,412)
NET DECREASE IN CASH	(122,561)	(317,914)
CASH – BEGINNING	163,823	481,737
CASH – ENDING	$ 41,262	$ 163,823

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION
Meridian Capital Partners, LLC ("MCP") is a limited liability company ("LLC") formed under the laws of the State of Delaware on March 25, 2004 with its principal office located in Quincy, Massachusetts and a satellite office located in Potomac, Maryland (through December 31, 2008). MCP is a broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. It is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. MCP was formed primarily to wholesale direct participation programs to other unaffiliated broker-dealers for ultimate sale to retail and accredited investors and also to offer such products directly to retail investors.

As a result of unfavorable economic conditions affecting MCP's ability to market and sell its wholesale direct participation programs, management has suspended operations effective January 1, 2009. New business opportunities to supplement or replace its currently suspended operations are currently being identified. Management intends to resume operations when economic conditions permit or a new economically feasible opportunity is identified. Certain costs will continue to be incurred related to statutory and regulatory obligations. Current operational activities are conducted solely from its Massachusetts office.

B. LIABILITY OF LLC MEMBERS
Pursuant to §18-303(a) of Title 6, Subtitle II of the Delaware Limited Liability Company Act (the "Act"), the debts, obligations and liabilities of an LLC member, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the LLC, and no member or manager of the LLC shall be obligated personally for such debt, obligation or liability of the LLC solely by reason of being a member or acting as a manager of the LLC.

Pursuant to §18-303(b) of the Act, under the LLC agreement or under another agreement, a member or manager may agree to be obligated personally for any or all debts, obligations and liabilities of the LLC.

C. USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. CASH AND CASH EQUIVALENTS
For financial statement purposes, MCP considers all short-term debt and investment securities purchased, with a maturity of three months or less, to be cash equivalents.

E. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS
MCP experiences a low rate of its accounts receivable that become uncollectible. Therefore, these financial statements do not contain a provision for uncollectible accounts.

F. PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed using the straight-line method and estimated recovery periods sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

The estimated useful lives of MCP's assets are as follows:

Asset Group	Estimated useful life (years)
Computer equipment	2 - 3
Furniture and fixtures	7
Leasehold improvements	Remaining term of lease
Office equipment	7

G. REVENUE AND COST RECOGNITION

Revenue is recognized upon the closing of a participating program transaction (earned). A related commission expense is recognized when the revenue is earned.

H. ADVERTISING COSTS

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

I. COMPENSATED ABSENCES

Employees of MCP are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. MCP's policy is to recognize the costs of compensated future absences when actually paid to employees.

J. SHIPPING AND HANDLING COSTS

MCP does not normally incur shipping and handling costs in connection with its wholesale direct participation program activities. If shipping and handling costs were incurred, those costs would be absorbed by MCP as overhead, its customers would not be billed and the revenue generated would not be offset by the shipping and handling costs.

K. INCOME TAXES

Under the domestic entity default rules of the Internal Revenue Service ("IRS"), MCP is treated as a partnership for taxation purposes. In lieu of MCP paying federal income taxes, the members of MCP are taxed on their proportionate share of its federally taxable income. The Commonwealth of Massachusetts follows the IRS rules in determining the taxation of MCP. Accordingly, these financial statements do not contain a provision for federal or state income taxes.

NOTE 2 - RELATED PARTY TRANSACTIONS

During the years ended December 31, 2009 and 2008, MCP shared office space with Meridian Investments, Inc., Meridian Clean Fuels, Inc., Carbon Energy, LLC, and Meridian Finance Company, LLC, all affiliated companies (the "Related Parties"). Except for items specifically identified to one of the Related Parties, overhead and other operating expenses, including personnel costs, are shared with the Related Parties as determined by the primary paymaster, Meridian Properties, Inc. ("MPI"). Allocations of all shared expenses are determined by personnel time devoted to each entity.

Pursuant to MPI's personnel time review conducted at the beginning of 2008, the allocation percentages were determined to be: 20% MCP and 80% Related Parties.

Pursuant to MPI's personnel time review conducted at the beginning of 2009, the allocation percentages were revised to the following: 1% MCP and 99% Related Parties.

For the years ended December 31, 2009 and 2008, the allocation of personnel costs varied between 5% and 100% depending on the individual employee's time devoted to the respective entity.

For the years ended December 31, 2009 and 2008, the amount of costs allocated to MCP were $29,765 and $949,163, respectively, including costs capitalized as fixed assets of $0 and $188, respectively. The amount of cash transferred from MCP was $135,600 and $965,412, respectively. There were no cash transfers to MCP during the years ended December 31, 2009 and 2008.

NOTE 3 - LEASES

MCP shares its office locations in Massachusetts and Maryland (through December 31, 2008) under operating leases through MPI.

The Massachusetts lease dated January 25, 1989, as amended on various dates through 2007 and expiring on November 30, 2010, was amended on August 1, 2009 to abandon the space occupied by MCP in exchange for series of payments for which MCP's allocated portion totaled $300 (the "Abandonment Payment").

MCP's allocated portion of the total minimum lease payments under the Massachusetts lease are as follows:

Period	Minimum Rent	Minimum Operating	Abandonment Payment	Total
January 1, 2010 – June 30, 2010	$ 723	$ 37	$ 120	$ 880
July 1, 2010 – November 30, 2010	603	31	-	634
	$ 1,326	$ 68	$ 120	$ 1,514

The Maryland lease was extended for an additional five year term effective March 1, 2007, expiring February 29, 2012. For the year ended December 31, 2008, 20% of the minimum lease payments were allocated to MCP. Beginning January 1, 2009, none of the lease payments were allocated to MCP.

The Massachusetts office also leases various pieces of office equipment under operating leases expiring on various dates through the year 2012. For the year ended December 31, 2008, 20% of the equipment lease payments were allocated to MCP. Effective January 1, 2009, 1% of the minimum equipment lease payments was allocated to MCP.

Based upon the aforementioned allocations, future minimum rental payments under all operating leases are as follows:

Year Ended	Amount
December 31, 2010	$ 1,699
December 31, 2011	102
December 31, 2012	58
	$ 1,859

Rent expense for the years ended December 31, 2009 and 2008 was $2,088 and $63,454, respectively.

NOTE 4 – ACCRUED LIABILITIES
At December 31, 2009 and 2008, accrued liabilities consisted of the following:

	2009	2008
Miscellaneous operating expenses	$ -	$ 2,500
Professional fees	20,000	10,000
	$ 20,000	$ 12,500

NOTE 5 - DUE TO/FROM RELATED PARTY
Due to/from related party represents monies advanced to/from MPI from/to MCP. The balances at December 31, 2009 and 2008 are comprised of (1) amounts actually borrowed from, net of amounts repaid to MPI, (2) specific expenses actually paid by the MPI for the benefit of MCP and (3) common operating expenses allocated to MCP.

Interest on the outstanding balances is charged on the average monthly balance at the applicable blended federal rate per annum (0.82% and 2.80% for the years ended December 31, 2009 and 2008, respectively).

Interest payable included in the balance at December 31, 2008 was $1,406. Interest receivable included in the balance at December 31, 2009 was $326.

NOTE 6 - SALE OR TRANSFER OF MEMBERS' INTERESTS
Pursuant to the LLC agreement dated March 25, 2004, no member may assign all or any part of an interest without the directors' approval, which may be granted or withheld in the directors' sole discretion.

MCP is not required to recognize such assignment for any purpose unless the directors' consent and the necessary documents pursuant to LLC agreement have been filed with MCP.

If a member assigns all of the member's interest, that member shall cease to be a member upon the admission of the assignee as a substituted member in accordance with the LLC agreement.

NOTE 7 - CONCENTRATIONS OF CREDIT AND MARKET RISK
MCP was formed primarily to wholesale direct participation programs to other unaffiliated broker-dealers for ultimate sale to retail, accredited investors and also to offer such products directly to retail investors. MCP receives commissions upon the closing of each transaction.

Financial instruments that potentially subject MCP to credit risk consist principally of commissions receivable and commission revenue. Concentrations of credit risk with respect to commissions receivable and commission revenue arise due to the fact that MCP conducted business with a limited number of companies. As of December 31, 2009 and 2008, MCP did not have any amounts at risk due to commission's receivable.

MCP also maintains cash balances in a financial institution located in Boston, Massachusetts. The combined balances in all accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. From time to time, MCP may have cash on deposit that exceeds the federally insured limits. At December 31, 2009 and 2008, MPC did not have any balances at this financial institution that exceeded the federally insurance limits.

NOTE 8 - NET CAPITAL REQUIREMENTS
MCP is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 or 6.66% of total aggregate indebtedness whichever is higher, and requires that the

ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, MCP had net capital, required net capital, excess net capital, aggregate indebtedness and a net capital ratio as follows:

	2009	2008
Net Capital	$ 21,262	$ 137,879
Required Net Capital	5,000	5,000
Excess Net Capital	$ 16,262	$ 132,879
Aggregate Indebtedness	$ 20,000	$ 25,944
Net Capital Ratio	1.23 to 1	0.20 to 1

NOTE 9 – CHANGES TO COMPARATIVE PRIOR YEAR INFORMATION

Certain amounts and disclosures for the year ended December 31, 2008, presented in the statement of revenue and expenses on page 7, the statement of cash flows on page 9 and the notes to the financial statements on page 10 through 13 have been changed or reclassified in order to conform to the financial statement presentation for the year ended December 31, 2009.

These changes and reclassifications had no effect on the previously reported net loss, members' equity or net capital as determined under SEC Rule 15c-3, for the year ended December 31, 2008.

NOTE 10 - RESTATEMENT

The information contained in **NOTE 8 – NET CAPITAL REQUIREMENTS** for the year ended December 31, 2008 has been restated to conform to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Specifically, required net capital, previously reported as $1,728, should have been reported as $5,000. This restatement affects the calculation of excess net capital, previously reported as $136,151 and the calculation of the net capital ratio, previously reported as 0.19 to 1. No other amounts of assets, liabilities, members' equity, revenues, expenses or net capital, as previously reported, were affected by this restatement.

MERIDIAN CAPITAL PARTNERS, LLC

SUPPLEMENTARY INFORMATION

MERIDIAN CAPITAL PARTNERS, LLC
SCHEDULE I – NET CAPITAL COMPUTATION UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

	2009	2008
NET CAPITAL COMPUTATION		
MEMBERS' EQUITY	$ 115,112	$ 154,431
LESS: NON-ALLOWABLE ASSETS		
Investments in and receivables from affiliates, subsidiaries and associated partnerships	(92,717)	-
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	(1,133)	(14,940)
Deposits and prepaid expenses	-	(1,612)
NET CAPITAL	$ 21,262	$ 137,879
RECONCILIATION WITH LLC'S COMPUTATION		
NET CAPITAL PER FOCUS REPORT	$ 36,262	$ 149,286
AUDIT ADJUSTMENTS FOR:		
Investment in and receivables from affiliates, subsidiaries and associated partnerships	(2,098)	-
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	7,652	11,060
Deposits and prepaid expenses	1,612	(1,612)
Rent expense	1,572	-
Interest income	326	-
Interest expense	(7,452)	(1,407)
Legal, accounting and professional fees	(15,000)	(10,000)
Insurance expense	(1,612)	1,612
Depreciation expense	-	(11,060)
NET CAPITAL	$ 21,262	$ 137,879

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL AND MATERIAL INADEQUACIES

To the Members of:
Meridian Capital Partners, LLC
Quincy, Massachusetts

In planning and performing our audits of the financial statements of Meridian Capital Partners, LLC as of and for the years ended December 31, 2009 and 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made studies of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. These studies included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the

risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our studies, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose other than those specified parties.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 3, 2010

MERIDIAN CAPITAL PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Years Ended
December 31, 2009 and 2008